CYTEIR THERAPEUTICS, INC.

99 Hayden Ave., Building B, Suite 450

Lexington, MA 02421

May 2, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Eric Atallah

Daniel Gordon

Re: Cyteir Therapeutics, Inc.

Form 10-K for the Fiscal Year ended December 31, 2022

Filed March 23, 2023

File No. 001-40499

Ladies and Gentlemen:

Cyteir Therapeutics, Inc. (the “Company”) is submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated May 1, 2023 (the “Comment Letter”), pertaining to the Company’s above-referenced Annual Report on Form 10-K (the “Annual Report”).

The Staff’s comment, as reflected in the Comment Letter, is reproduced in italics below, and the corresponding response of the Company is shown below the comment.

Form 10-K for the Fiscal Year ended December 31, 2022

Item 15. Exhibits, Financial Statement Schedules, page 69

1.
The certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications that include paragraph 4(b) as set forth in Item 601(b)(31) of Regulation SK. The amendment should include the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to Question 246.13 of the Regulation S-K C&DIs.

Response to Comment 1:

In response to the Staff’s comment, the Company respectfully acknowledges that it inadvertently omitted the referenced paragraph 4(b) referring to internal control over financial reporting from the certifications filed as Exhibits 31.1 and 31.2 to the Annual Report. As requested by the Staff, the Company filed an amendment to the Annual Report on May 2, 2023. In accordance with the Staff’s comment letter, the amendment includes only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the Section 302 certifications. Because no financial statements are included with the amendment, paragraph 3 of each Section 302 certification has been omitted. The Company further acknowledges that the certifications, in the form filed with the amendment to the Annual Report, were each true and correct as of the original filing date of the Annual Report.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (857)-322-4151 or Marc Rubenstein of Ropes & Gray LLP at (617) 951-7826.

Very truly yours,

By: /s/ David Gaiero

Name: David Gaiero

Title: Chief Financial Officer and Treasurer

cc: Markus Renschler, M.D. (Cyteir Therapeutics, Inc.)

Adam M. Veness, Esq. (Cyteir Therapeutics, Inc.)

Marc Rubenstein (Ropes & Gray LLP)

Tara Fisher (Ropes & Gray LLP)